EXHIBIT 23.1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated January 31, 2001 relating to the consolidated financial statements and financial statement schedule, which appear in Novartis AG's Annual Report on Form 20-F for the year ended December 31, 2000. We also consent to the reference to us under the heading "Miscellaneous— Experts" in such Registration Statement.

PricewaterhouseCoopers AG

Basel, Switzerland
May 9, 2001